Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 of our report dated September 24, 2004 (November 13, 2006 as to the second paragraph of Note 2) relating to the statement of operations and statement of cash flows of Windswept Environmental Group, Inc. for the year ended June 29, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about the Company’s ability to continue as a going concern and an explanatory paragraph relating to the restatement discussed in the second paragraph of Note 2), appearing in the Annual Report on Form 10-K of Windswept Environmental Group for the year ended June 30, 2006, and to the reference to us under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Jericho, New York
December 13, 2006